SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 31 2011
REGISTRATIONS BRANCH
13

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	**FACING PAGE** Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO 8-18104

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MF Global Inc.

Official Use Only
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 02 2011
REGISTRATIONS BRANCH
13

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

440 S. LaSalle Street, 20th FL
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Serwinski — 312-548-1400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts [redacted]rcumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

11023253

KW
9/2

OATH OR AFFIRMATION

I, Christine Serwinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MF Global Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Christine Serwinski

OFFICIAL SEAL
MARSHA R CARTER MCKINNIE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/23/16

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Operation
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] (k) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [ ] (m) An Oath or Affirmation
- [ ] (n) A Copy of the SIPC Supplemental Report
- [ ] (o) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
MF Global Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of MF Global Inc. (the "Company") at March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 26, 2011

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

MF Global Inc.
Index
March 31, 2011

MF Global Inc.
Statement of Financial Condition
March 31, 2011

Assets	
Cash	$ 67,718,100
Restricted cash and segregated securities	9,646,819,800
Securities purchased under agreements to resell (including $7,639,105,800 at fair value)	5,015,254,800
Securities borrowed	1,852,232,000
Securities owned, at fair value ($4,354,357,000 pledged)	5,250,064,800
Receivables - brokers, dealers and clearing organizations (net of allowance of $1,491,400)	1,880,494,500
Receivables - customers and non-customers (net of allowance of $6,534,800)	217,868,100
Receivables - affiliates, net	4,195,914,400
Other receivables	1,570,300
Memberships in exchanges, at cost (market value $12,770,700)	4,225,000
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $28,439,500)	41,587,600
Intangible assets (net of accumulated amortization of $93,877,100)	36,700,500
Deferred tax assets	72,713,300
Other assets	16,250,500
Total assets	$ 28,299,413,700
Liabilities and stockholder's equity	
Liabilities	
Securities sold under agreements to repurchase (including $3,439,212,600 at fair value)	$ 11,610,669,300
Securities loaned	702,356,100
Securities sold, not yet purchased, at fair value	4,877,608,200
Payables - brokers, dealers and clearing organizations	353,033,000
Payables - customers and non-customers	8,233,668,300
Payables - affiliates, net	1,525,467,700
Accrued expenses and other liabilities	63,805,300
Total liabilities	27,366,607,900
Commitments and contingencies (Note 16)	-
Subordinated borrowings	555,000,000
Stockholder's equity	377,805,800
Total liabilities and stockholder's equity	$ 28,299,413,700

The accompanying notes are an integral part of this financial statement.

1. Organization

MF Global Inc. (the "Company" or "MFGI") is a wholly-owned subsidiary of MF Global Holdings USA Inc. ("Holdings"), a United States corporation. The ultimate parent is MF Global Holdings Ltd., ("MFGH Ltd.") a Delaware corporation which is publicly traded on the New York Stock Exchange.

MFGI is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), Chicago Board Options Exchange ("CBOE"), National Securities Clearing Corporation, and Fixed Income Clearing Corporation ("FICC"). The CBOE is the Company's designated self-regulatory organization.

MFGI is also registered with the Commodity Futures Trading Commission ("CFTC") as a futures commission merchant and is a member of the National Futures Association, an industry self-regulatory agency. Additionally, MFGI is a member of the Chicago Mercantile Exchange ("CME"), Chicago Board of Trade, New York Mercantile Exchange ("NYMEX"), Intercontinental Exchange, Kansas City Board of Trade and Minneapolis Grain Exchange. The CME is the Company's designated self-regulatory organization.

In February of 2011, the Company was named one of 20 primary dealers to the Federal Reserve Bank of New York. This designation enables MFGI to serve as a counterparty to the Federal Reserve Bank of New York in open-market operations, participate directly in U.S. Treasury auctions, and provide analysis and market intelligence to the Federal Reserve's trading desks.

The Company provides brokerage services to customers and affiliates on United States securities and futures exchanges and on overseas exchanges through affiliates or independent correspondent clearing brokers. The Company is also engaged in principal and proprietary trading in U.S. government and corporate securities, futures, repurchase and resale agreements, as well as stock/bond borrow and stock/bond loan activities.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Fair Value of Financial Instruments

The Company adopted the provisions of Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures ("ASC 820"). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an "exit" price. Securities owned and securities sold, not yet purchased are reflected on the statement of financial condition at fair value and are recorded on a trade date basis. Fair value for these instruments includes related accrued interest. The Company values its financial instruments based on quoted market prices, where applicable. In accordance with market convention, the Company values its financial instruments based on product class. Fair value is generally bid or mid price for fixed income securities owned and ask for fixed income securities sold, not yet purchased. Exchange traded products are valued based on quoted market prices. If listed prices or quotes are not available, the Company determines fair value based on comparable market transactions, executable broker quotes, or independent pricing

sources with reasonable levels of price transparency. Fair value measurements are not adjusted for transaction costs.

Management estimates the aggregate fair value of other financial instruments recognized on the statement of financial condition (including receivables, payables, and accrued expenses) approximates their fair value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing. Management estimates the carrying value of the subordinated debt on the statement of financial condition approximates fair value, as the loans bear interest at current market rates and are subject to frequent repricing.

Credit risk is a component of fair value which is based on the loss the Company would incur if a counterparty or an issuer of securities or other instruments the Company holds fails to perform under its contractual obligations to the Company, or upon a deterioration in the credit quality of third parties whose securities or other instruments the Company holds. To reduce the Company's credit exposures in its operating activities, the Company generally enters into agreements with its counterparties that permit it to offset receivables and payables with such counterparties and obtain margin and/or collateral from the counterparty on an upfront and ongoing basis. The Company monitors and manages its credit exposures daily. The Company considers the impact of counterparty credit risk in the valuation of its assets and its own credit risk in the valuation of its liabilities that are presented at fair value.

Financial instruments are categorized into a three-level valuation hierarchy for disclosure of fair value measurements, as further discussed in Note 9. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. The fair value hierarchy is based on the observability of inputs in the valuation of an asset or liability at the measurement date. In determining the appropriate fair value hierarchy levels, the Company performs a detailed analysis of its assets and liabilities. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3. The three levels are described as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are determined using quoted market prices.

Level 2 – Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies. These models are primarily industry-standard models utilizing various observable inputs, including time value, yield curve, volatility factors, observable current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated utilizing internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

Securities Transactions
Customer securities transactions are recognized on settlement date.

Principal and proprietary securities transactions primarily represent the Company's investment in fixed income securities. The related profit and loss are recorded on a trade date basis.

Interest income related to resale agreements, securities lending and collateralized financing arrangements is recognized on an accrual basis.

Stock-Based Incentive Compensation
The Company accounts for stock-based compensation in accordance with ASC 718, which measures the cost of employee services received for stock-based compensation based on the grant date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award.

Income Taxes
The Company is included in the consolidated federal and state income tax returns of Holdings. Federal and state income taxes are determined on a separate return basis pursuant to a tax sharing agreement between the Company and Holdings. The Company accounts for income taxes under the liability method. Under this method, deferred taxes are provided for differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when these differences are expected to reverse.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase
Transactions involving resale agreements or repurchase agreements are generally accounted for as collateralized financings. Transactions cleared through FICC and certain non-FICC resale and repurchase agreements with the same counterparty executed under a master netting agreement are reported on a net basis in accordance with ASC 210-20.

Collateralized financing arrangements used in connection with proprietary trading activities expose the Company to issuer default and liquidity risk. To the extent the Company has financed a position through a collateralized financing arrangement with a counterparty (for example, by means of a repurchase transaction), the counterparty generally has the right to require the Company, at any time during the term of the repurchase agreement, to meet margin calls resulting from decreases in the market value of the collateral that the Company posts for financing. Accordingly, repurchase agreements and other similar financing tools create liquidity risk for the Company because if the value of the collateral underlying the repurchase agreement decreases, whether because of market conditions or because there are issuer-specific concerns with respect to the collateral, the Company will be required to post additional margin, which it may not readily have. If the value of the collateral became permanently impaired (for example, if the issuer of the collateral defaults on its obligations), the Company would be required to repurchase the collateral at full value upon the expiration of the repurchase agreement, causing the Company to recognize a loss, which could be significant.

Certain of the Company's purchases of securities under agreements to resell ("resale agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are carried at fair value as a result of the Company's fair value election. The Company elects the fair value option for those resale and repurchase agreements that do not settle overnight or do not have an open settlement date or that are not accounted for as purchase and sale agreements (such as repo-to-maturity transactions). The Company has elected the fair value option for these instruments to more accurately reflect market and economic events in its earnings and to mitigate a

potential imbalance in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities.

From time to time, the Company enters into securities financing transactions which mature on the same date as the underlying collateral's stated maturity. The Company accounts for these transactions under the prescribed guidance included in ASC 860, as a sale of financial assets and a forward purchase commitment or, conversely, as a purchase of financial assets and a forward sale commitment. The forward purchase and forward sale commitments are valued at estimated fair value and are accounted for as derivatives under ASC 815.

Restricted Cash and Segregated Securities

The Company is obligated by rules mandated by its primary regulators, the SEC and CFTC, to set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. At March 31, 2011, the Company has segregated assets including cash, securities owned and securities purchased under agreements to resell as follows:

Cash at banks	$ 729,021,200
Securities purchased under agreements to resell	8,638,208,100
Securities owned	279,590,500
	$ 9,646,819,800

Resale agreements in segregation include $2,629,441,900 from MFGH Ltd.

At March 31, 2011, $150,366,900 of U.S. government securities owned by the Company are deposited as margin with clearing organizations.

Receivables From and Payables to Customers and Non-Customers

Receivables from and payables to customers and non-customers, arising in connection with futures and securities transactions, include cash margin deposits and gains and losses on open commodity futures contracts from customers and non-customers.

Customer and non-customer owned securities, consisting primarily of U.S. Government securities, are held by the Company as collateral for receivables from customers and non-customers and as margin deposits for trading. Customer and non-customer owned securities held by the Company (amounting to $570,482,300 and $223,887,400, respectively) and the net short value of customers and non-customers' options on futures positions (amounting to $154,595,400 and $13,810,800, respectively) are not reflected on the statement of financial condition. A portion of these securities, in the amount of $187,355,000, has been deposited as margin collateral with clearing organizations and carrying brokers. In addition to non-customer owned securities, the Company also held $223,632,400 of warehouse receipts as collateral.

Securities Borrowed and Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. In securities loaned transactions, the Company receives collateral in the form of cash or other collateral. The fair value of the collateral in securities borrowed and loaned transactions is generally in excess of the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. As of March 31, 2011, the market value of collateral received in securities borrowed transactions was $7,071,826,800. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, as appropriate. As of March 31, 2011, the market value of collateral pledged under securities loaned transactions was $6,007,400,700.

In accordance with ASC 860, at March 31, 2011, the Company de-recognized assets and liabilities from the statement of financial condition in the amount of $5,292,048,000 related to securities borrowed against securities pledged with the same counterparty.

Collateral
All assets the Company has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets are reflected on the Company's statement of financial condition.

Memberships in Exchanges
Exchange memberships used in the Company's operations are reflected at cost or, if an impairment in value is determined by management to be other than temporary, at an adjusted value that reflects management's estimate of the impairment. During the year ended March 31, 2011, the Company recorded an impairment loss of $521,000 related to various memberships. The impairment is the result of sustained market values below the carrying value of the seats.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are depreciated over their estimated useful lives of three to five years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the related lease.

Intangible Assets
Intangible assets represent primarily the cash paid in a business combination for customer relationships, technology assets and trade names. Intangible assets are amortized on a straight-line basis over their estimated lives of 3.5 to 10 years. Intangible assets are reviewed at least annually for impairment or when events or changes in circumstances indicate that the carrying amount may not be recoverable. During the year ended March 31, 2011, the Company recorded an impairment loss of $742,900 related to trade names. The impairment is the result of management's decision to discontinue the use of the trade name purchased.

On November 1, 2010, the Company purchased a research group for a cash payment of $2,532,700. The estimated fair value of the intangible assets acquired, representing customer relationships, was $2,027,500 and are being amortized over their estimated useful life of 3.5 years.

Goodwill
Goodwill represents the excess of the purchase price of a business acquisition over the fair value of the net assets acquired. During the year ended March 31, 2011, earn-out payments totaling $3,506,500, related to a prior acquisition, were made and were accounted for as additional purchase consideration and capitalized to goodwill. During the year ended March 31, 2011, the Company recorded goodwill related to the purchase of a research group in the amount of $304,300.

Goodwill is not amortized and the Company's single reporting unit is tested at least annually for impairment during the fourth quarter of each fiscal year or when there is a triggering event. If the review indicates that the fair value of goodwill is below its carrying value and will not be recoverable, the fair value of the Company is compared to the aggregated fair values of its individual assets and liabilities to calculate the amount of impairment, if any. Fair value is estimated based on discounted cash flows and market values. During the year ended March 31, 2011, the Company recorded an impairment loss of $3,810,800 related to goodwill, which represents the total recorded goodwill. The impairment is the result of an overall decline in the business environment related to the acquired business.

Translation of Foreign Currency
Assets and liabilities denominated in foreign currencies are translated at spot exchange rates prevailing at the close of business on the reporting date.

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts due from and due to brokers, dealers and clearing organizations at March 31, 2011 consist of the following:

	Due From	Due To
Receivables from and payables to brokers and dealers	$ 1,534,360,500	$ 8,429,000
Securities failed to deliver/receive	219,149,300	199,019,800
Receivables from and payables to clearing organizations	126,984,700	145,584,200
	$ 1,880,494,500	$ 353,033,000

Receivables and payables from brokers and dealers include amounts due from/to third parties for margin deposits, unsettled trades, fee rebates, execution and brokerage fees. Receivables from clearing organizations include margin deposits and net receivables from unsettled trades. Payables to clearing organizations include transaction fees and net payables for unsettled trades.

4. Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements on a counterparty basis. As of March 31, 2011, the market value of gross collateral received under reverse repurchase agreements was $49,689,180,600, of which $110,499,100 was pledged with clearing organizations. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, as appropriate. As of March 31, 2011, the market value of gross collateral pledged under repurchase agreements was $55,079,480,000. As discussed in Note 2, certain collateral amounts received have been offset against collateral pledged.

As of March 31, 2011, the Company had resale agreements of $5,015,254,800, which include the impact of netting for resale agreements classified within restricted cash and segregated securities. Restricted cash and segregated securities are presented on a gross basis in the statement of financial condition. Certain of the Company's resale and repurchase agreements are carried at fair value as a result of the Company's fair value election. At March 31, 2011, the fair value of these resale and repurchase agreements was $7,639,105,800 and $3,439,212,600, respectively.

In accordance with ASC 860, at March 31, 2011, the Company de-recognized assets and liabilities from the statement of financial condition related to securities purchased under agreements to resell and securities sold under agreements to repurchase when the maturity date of the underlying collateral is the same as the maturity date of the resell or repurchase agreement, including repurchase agreements with an affiliate that were collateralized with European Sovereign debt (Note 11). For these specific repurchase transactions that are accounted for as sales and are de-recognized from the statement of financial condition, the Company retains the exposure to the risk of default of the issuer of the underlying collateral assets, comprising U.S. government securities or European sovereign debt, consisting of Italy, Spain, Belgium, Portugal and Ireland. The forward repurchase commitment represents the fair value of this exposure and is accounted for as a derivative. The value of the derivative is subject to mark to market movements which may cause

volatility in the Company's financial results until maturity of the underlying collateral at which point these instruments will be redeemed at par.

Amounts derecognized as a result of these transactions are as follows:

	Contract Value
Securities purchased under agreements to resell	$ 418,523,800
Securities sold under agreements to repurchase [(1)]	$ 14,380,145,100

(1) Includes $7,497,154,700 collateralized with European Sovereign debt and transacted with an affiliate.

	Market Value
Securities owned [(2)]	$ 14,316,892,700
Securities sold, not yet purchased	$ 417,277,800

(2) Includes $7,433,423,700 of European Sovereign debt transacted with an affiliate.

The fair value of the forward repurchase commitments resulting from the application of ASC 860 and the associated loss is immaterial as of March 31, 2011.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at March 31, 2011 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government securities	$ 4,457,015,600	$ 4,332,590,100
Corporate debt securities	514,415,500	255,809,300
Other	278,633,700	289,208,800
	$ 5,250,064,800	$ 4,877,608,200

At March 31, 2011, no securities owned by the Company are deposited as margin with clearing organizations, except as disclosed in Note 2.

6. Income Taxes

The Company files consolidated federal, state and local income tax returns with Holdings or separate income tax returns in the states in which it solely does business.

The components of the deferred tax assets and liabilities at March 31, 2011 are as follows:

Deferred tax assets	
Incentive compensation	$ 13,251,700
Intangibles	40,862,900
Accrued expenses	4,715,700
Net operating losses	9,660,000
Depreciation	1,138,300
Bad debts	3,098,200
	72,726,800
Deferred tax liabilities	
Other	(13,500)
Deferred tax assets, net	$ 72,713,300

Realization of deferred tax assets is dependent upon multiple variables, including available loss carrybacks, future taxable income projections, the reversal of current temporary differences and tax planning strategies. U.S. GAAP requires that the Company continually assess the need for a valuation allowance against all or a portion of its deferred tax assets.

The Company is in a three-year cumulative pre-tax loss position at March 31, 2011. A cumulative loss position is considered negative evidence in assessing the realizability of deferred tax assets. The Company has concluded that the weight given this negative evidence is diminished due to significant non-recurring loss and expense items recognized during the prior three years, including asset impairments and costs related to exiting unprofitable business lines. The Company has also concluded that there is sufficient positive evidence to overcome this negative evidence. The positive evidence includes three means by which the Company is able to fully realize its deferred tax assets. The first is the reversal of existing taxable temporary differences. Second, the Company forecasts sufficient taxable income in the carry forward period. The Company believes that future projections of income can be relied upon because the income forecasted is based on key drivers of profitability that it began to see evidenced in fiscal 2011. Most notable in this regard are plans and assumptions relating to the significant changes to the Company's compensation structure implemented in fiscal 2011, increased trading volumes and other macro-economic conditions. Third, in certain of its key operating jurisdictions, the Parent has tax planning strategies which include potential shifts in investment policies, which should permit utilization of the Company's net operating losses. Management believes this strategy is prudent and feasible.

The amount of the deferred tax asset considered realizable, however, could be significantly reduced in the near term if the Company's actual results are significantly less than forecast. If this were to occur, it is likely that the Company would record a material increase in its valuation allowance. Loss carryforwards giving rise to a portion of the overall net deferred tax asset either do not expire or expire no earlier than fiscal 2031.

The Company follows ASC 740, formerly FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes. As of March 31, 2011, the Company has gross unrecognized tax benefits of $1,799,000.

The Company had approximately $451,000 accrued for the estimated interest and penalties on unrecognized tax benefits at March 31, 2011.

The total gross unrecognized tax benefits would, if recognized, affect the Company's effective income tax rate in future periods. It is expected that unrecognized tax benefits will decrease in the next twelve months by an immaterial amount as a result of expiring statutes of limitations or settlements. The Company does not expect this change to have a significant impact on the results of operations or financial position of the Company.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at April 1, 2010	$	3,537,000
Additions based on tax positions taken during the current period		307,000
Release of prior period positions		(1,638,000)
Settlements		(407,000)
Balance at March 31, 2011	$	1,799,000

In many cases, the Company's uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities, which vary by jurisdiction. The Company's earliest open tax year is 2004 for certain states in the United States.

7. Leases

The Company enters into renewable one year operating lease agreements with MFG Finance whereby the Company agrees to make monthly payments to MFG Finance for use of furniture and equipment.

The Company also leases certain office premises, equipment and computer hardware from unaffiliated parties for its own use. At March 31, 2011, the minimum annual rental commitments under non-cancelable leases for office premises are:

Fiscal Year Ended March 31,		**Commitments**
2012	$	8,993,700
2013		7,979,900
2014		8,962,600
2015		9,020,900
2016		9,168,800
Thereafter		42,632,000
Total	$	86,757,900

At March 31, 2011, the Company had a $2,000,000 letter of credit secured by firm owned U.S. government securities to guarantee one of its leases.

8. Segregation of Funds

The Company is required, under the Commodity Exchange Act and under Rule 15c3-3 of the Securities Exchange Act of 1934, to segregate assets at least equivalent to balances due to customers trading on domestic and foreign futures and securities markets.

At March 31, 2011, assets segregated or held in separate accounts under applicable regulations included on the statement of financial condition are as follows:

Pursuant to Commodity Exchange Act:	
Cash at:	
Banks	$ 220,403,000
Clearing organizations	28,279,400
Securities owned and receivables under resale agreements at:	
Banks	4,403,128,500
Clearing organizations	3,586,977,500
Due to exchange clearing organizations, net	(71,878,500)
Total segregated assets included on the statement of financial condition	8,166,909,900
Items not recorded on the statement of financial condition:	
Market value of securities owned by customers	443,931,300
Market value of commodity options owned by customers, net	(153,574,100)
Total segregated assets	8,457,267,100
Foreign secured assets related to foreign futures activities:	
Cash at banks	32,774,700
Securities owned and receivables under resale agreements at banks	269,070,000
Due from brokers including receivables under resale agreements, net	960,512,900
Total foreign secured assets included on the statement of financial condition	1,262,357,600
Items not recorded on the statement of financial condition (Note 2):	
Market value of securities owned by customers	126,551,100
Market value of commodity options owned by customers, net	(1,021,300)
Total foreign secured assets	1,387,887,400
Total segregated and foreign secured assets	$ 9,845,154,500
Pursuant to Securities Exchange Act requirements:	
Cash at bank	$ 472,724,000

At March 31, 2011, the Company is in compliance with these segregation requirements and holds segregated assets in excess of amounts due to customers.

Securities purchased under agreements to resell that are subject to the segregation requirements of the CFTC totaled $8,638,208,100 at March 31, 2011 and are included in restricted cash and segregated securities on the statement of financial condition.

9. Fair Value Measurements and Derivative Activity

The Company has a framework for measuring fair value and a fair value hierarchy based on the quality of inputs used to measure fair value which enhances disclosure requirements for fair value

measurements. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has applied this framework to all financial instruments that are required to be reported at fair value.

The Company considers the impact of counterparty credit risk in the valuation of its assets and its own credit spreads when measuring the fair value of liabilities.

Securities owned, securities sold, not yet purchased, certain resale agreements, certain repurchase agreement, certain securities borrowed and derivative transactions are carried at fair value. The following is a description of the valuation techniques the Company applies to the major categories of assets and liabilities that are measured at fair value on a recurring basis.

• U.S. Treasury securities are marked from composites of end-of-day quoted prices. Accordingly, these securities are generally categorized in Level 1 of the fair value hierarchy.

• Equities include mostly exchange-traded corporate equity securities and are valued based on quoted market prices. Accordingly, these securities are categorized in Level 1 of the fair value hierarchy.

• Exchange-traded or listed derivative contracts the Company carries are actively traded and valued based on the quoted market prices. Accordingly, they are categorized in Level 1 of the fair value hierarchy.

• U.S. agency debentures are generally valued based on the composites of end-of-day trade prices or executable broker or dealer quotes, if applicable. Otherwise, they are priced from independent pricing sources. U.S. agency debentures are generally categorized in Level 2 of the fair value hierarchy.

• Mortgage-backed securities primarily consist of U.S. government mortgage pass-throughs, liquid private-label residential mortgage-backed securities and collateralized mortgage obligations. They are generally priced from independent pricing sources and categorized in Level 2 of the fair value hierarchy.

• Corporate debt securities consist primarily of U.S. corporate bonds. The fair value of corporate bonds is estimated using recently executed transactions or market quoted prices, where observable. Independent pricing sources are also used for valuation. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

• Certain resale and repurchase agreements are carried at fair value under the fair value option. These transactions are generally valued based on inputs with reasonable price transparency and are therefore generally categorized in Level 2 of the fair value hierarchy.

• Shares held due to demutualization of exchanges are priced based on the latest market data available, typically the most recent bids or transactions completed. In certain cases, shares held due to demutualization of exchanges are priced using models with inputs that are observable at valuation. When model input prices are observable these securities are categorized as Level 2. Where there is limited trading activity for these instruments, these securities are categorized as Level 3 of the fair value hierarchy.

The following table summarizes the Company's financial assets and liabilities as of March 31, 2011, by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Impact of Netting (1)	Total
Assets					
Restricted cash and segregated securities					
U.S. government securities and federal agency obligations	$ 220,124,500	$ 44,894,000	$ -	$ -	$ 265,018,500
Corporate debt securities	-	14,572,000	-	-	14,572,000
Securities purchased under agreements to resell (2)	-	1,408,209,900	-	-	1,408,209,900
Total restricted cash and segregated securities	220,124,500	1,467,675,900	-	-	1,687,800,400
Securities owned					
U.S. government securities and federal agency debentures	3,104,453,100	348,934,200	-	-	3,453,387,300
U.S. government mortgage-backed securities	-	1,003,628,300	-	-	1,003,628,300
Private label mortgage-backed securities	-	10,411,000	-	-	10,411,000
Corporate debt securities	-	504,004,500	-	-	504,004,500
Equities	193,402,500	-	-	-	193,402,500
Equity options	54,553,200	-	-	-	54,553,200
Options on futures	28,097,200	-	-	-	28,097,200
Shares held in exchanges (4)	1,206,200	1,079,200	295,400	-	2,580,800
Total securities owned	3,381,712,200	1,868,057,200	295,400	-	5,250,064,800
Securities purchased under agreements to resell (2)	-	17,521,632,300	-	(9,882,526,500)	7,639,105,800
Receivables - affiliates (3)	-	1,009,409,000	-	-	1,009,409,000
Total assets at fair value	$3,601,836,700	$21,866,774,400	$295,400	$(9,882,526,500)	$15,586,380,000
Liabilities					
Securities sold, not yet purchased					
U.S. government securities and federal agency debentures	$3,297,000,700	$ 74,274,500	$ -	$ -	$ 3,371,275,200
U.S. government mortgage-backed securities	-	961,314,900	-	-	961,314,900
Corporate debt securities	-	255,809,300	-	-	255,809,300
Equities	226,845,900	-	-	-	226,845,900
Equity options	38,541,200	-	-	-	38,541,200
Options on futures	23,821,700	-	-	-	23,821,700
Total securities sold, not yet purchased	3,586,209,500	1,291,398,700	-	-	4,877,608,200
Securities sold under agreements to repurchase (2)	-	13,321,739,100	-	(9,882,526,500)	3,439,212,600
Total liabilities at fair value	$3,586,209,500	$14,613,137,800	$ -	$(9,882,526,500)	$ 8,316,820,800

(1) Represents the impact of netting certain resale and repurchase agreements in accordance with ASC 210-20.

(2) Excludes resale and repurchase agreements that are held at contract value.

(3) Represents securities purchased under agreements to resell with affiliates held at fair value. Excludes agreements with affiliates held at contract value.

(4) During the year, 4,000 shares with a cost of $496,000 were transferred from exchange memberships to securities owned. The fair value of these shares was $1,206,000 at March 31, 2011.

The table below provides a reconciliation of the beginning and ending balances for the major classes of assets and liabilities measured at fair value using significant unobservable inputs (Level 3).

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Balance as of April 1, 2010	$	293,600
Total realized and unrealized gains (losses), net		1,800
Purchases and sales, net		-
Transfers in (out) of Level 3		-
Balance as of March 31, 2011	$	295,400

For the year ended March 31, 2011, the Company did not have transfers in or out of Level 1, Level 2 or Level 3 in the fair value hierarchy.

The Company may use derivative contracts for purposes of mitigating its exposure to fluctuation in interest rates. The Company also transacts in derivative contracts on a proprietary basis. The derivative contracts are marked to market based upon quoted market prices.

The following table summarizes the fair value of the Company's derivative contracts by major type on a gross basis as of March 31, 2011.

	Derivative Assets (1)	Derivative Liabilities (2)	Number of Contracts
Derivative contracts for trading activities			
Equity options	$ 54,553,200	$ 38,541,200	655,472
Commodity options	28,097,200	23,821,700	21,781
Total fair value of derivative contracts for trading activities	$ 82,650,400	$ 62,362,900	677,253

(1) Recorded in Securities owned on the statement of financial condition.

(2) Recorded in Securities sold not yet purchased on the statement of financial condition.

As of March 31, 2011, the Company's volume of exchange traded futures executed and/ or cleared, where the unrealized gain or loss is settled daily, and there is no receivable or payable associated with the contract, was 21,426. These contracts are primarily cleared through commodity clearing corporations.

Derivative financial instruments involve varying degrees of off-balance sheet market risk, whereby changes in the level or volatility of interest rates, foreign exchange rates or market values of the underlying financial instruments or commodities may result in cash settlements which may exceed the amounts recognized on the statement of financial condition. The Company has procedures in place to mitigate market risk, although there can be no assurance that they will, in fact, succeed in doing so.

10. Benefit Plans

During the year, eligible employees of the Company were covered by Holdings' 401(k) plan. The Company matches employees' contributions to the 401(k) plan subject to certain limitations set forth in the 401(k) plan's agreement.

11. Affiliate Transactions

MFGH Ltd. provides non-property insurance coverage to the Company underwritten by an affiliated captive insurance company. Premiums are allocated to the Company based on actuarial calculations.

MFGH Ltd. charges the Company a fee for the services of executive management and a royalty for the use of the MF Global trade name.

Holdings provides certain administrative services to the Company. These services include, but are not limited to, payroll and human resources processing. The Company reimburses Holdings for these services. In addition, MFGH Ltd. and Holdings incur various costs, including insurance, which are allocated to and reimbursed by the Company.

The Company earns a portion of its commission revenue by executing and clearing brokerage transactions for various affiliates. The Company is also charged by various affiliates for transactions executed and cleared by those affiliates on behalf of the Company.

MFG Finance provides financing loans to certain customers of the Company, primarily for meeting margin variations. As of March 31, 2011, the total amount of outstanding financing provided by MFG Finance is $52,090,100.

The Company has an agreement with MF Global UK Limited ("MFG UK"), an affiliate, to introduce customers to MFG UK who desire to purchase or sell London Metals Exchange futures and options contracts. For such contracts, the counterparties are customers of MFG UK with no obligation of performance by the Company. The Company receives a share of the "Net Profits," as defined in the agreement, from such transactions.

The Company entered into repurchase agreements with an affiliate that are collateralized with European Sovereign debt. The affiliate identified the market opportunity and manages the collateral associated with these transactions, although the Company retains the issuer default and liquidity risk. For these services, the Company paid a management fee to the affiliate. The management fee represents approximately 80% of the trade date gain recognized by the Company from entering into these repurchase agreements.

Certain balances included in receivable from and payable to affiliates on the statement of financial condition have been recorded net in accordance with ASC 210-20. The following is a schedule of the components of the receivable from and payable to affiliates.

	Receivables, net	Payables, net
Securities purchased under agreements to resell	$ 4,190,677,400	$ (25,455,600)
Futures transactions	(1,200)	1,535,606,500
Securities loaned	-	(22,183,200)
Securities transactions	5,068,700	39,651,600
Direct and indirect allocated expenses	169,500	(2,151,600)
	$ 4,195,914,400	$ 1,525,467,700

12. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires a broker-dealer that is also registered as a futures commission merchant to maintain adjusted net capital equal to or above the greater of its requirement under paragraph (a)(1)(ii) of Rule 15c3-1, or

the aggregate of 8% of customer maintenance margin requirements and 8% of non-customer maintenance margin requirements. At March 31, 2011, MFGI had net capital, as defined, of $562,882,400, which was $125,710,300 in excess of the minimum capital required to be maintained.

The Company is subject to certain notification and other provisions of the net capital rules of the CFTC and SEC regarding advances to affiliates, repayments of subordinated liabilities, dividend payments and other equity withdrawals. At March 31, 2011, the Company was in compliance with all of its applicable requirements.

13. Subordinated Borrowings

At March 31, 2011, the total balance of subordinated notes due to Holdings and MF Global Finance USA, Inc. ("MFG Finance") includes:

Lender	Amount	Maturity
Holdings	$ 130,000,000	1-3 years
MFG Finance	50,000,000	Less than 1 year
MFG Finance	375,000,000	1-3 years
	$ 555,000,000	

The subordinated notes carry interest at rates agreed to between the lender and the Company from time to time based upon the unpaid balance at the 30-day LIBOR rate plus 500 basis points. The effective interest rate on each note was 5.26% at March 31, 2011. Based upon agreements approved by the CME and CBOE, the Company's designated self-regulatory organizations, the subordinated debt is available in computing regulatory net capital. This debt may be repaid prior to maturity only if, after giving effect to such payment, the Company meets its regulatory net capital requirements.

During the year-ended March 31, 2011, the Company extended the maturity of certain subordinated notes as reflected in the schedule above.

14. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is exposed to a wide variety of risks, which are inherent in its business and activities including: (1) volume or margin pressure that could be brought about by a general decline in volumes in the markets and products in which it offers execution and clearing services, (2) margin pressure due to market conditions, (3) diminishing client franchise due to either disintermediation by exchange or other competitors applying innovations in technology, (4) macro-economic changes such as movements in interest rates, currency exchange rates, security, issuer default or commodity prices, and (5) changes in instrument and market correlations. Long-term exposure to any of these risks could affect not only financial performance, but also the Company's reputation.

The Company is exposed to market risk, due to the inventory of securities, positions and investments the Company holds for its market making and client facilitation principal activities, proprietary activities and other investments, and treasury operations. In its day to day business activities, the Company is engaged in various trading, brokerage and investing activities with counterparties, which primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The Company manages these exposures by limiting the size and concentration of positions.

Market Risk

The Company's market risks include exposure to movements in interest rates, currency exchange rates, security and commodity prices, yield curves, issuer risk including changing credit spreads, changes in ratings and the possibility of issuer defaults, mortgage spreads and implied volatilities.

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments that the Company holds. The Company is exposed to interest rate risk on the subordinated debt that the Company owes, client cash and margin balances and positions carried in fixed income securities, equity securities, options and futures. The Company may also be exposed to interest rate risk in its own proprietary and principal activities, as well as treasury operations. Changes in interest rates can adversely change the Company's interest income relative to the Company's interest expenses.

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments and the value of the Company's assets located outside of the U.S. The Company is exposed to foreign exchange rates from its proprietary and principal activities and also because the Company must keep part of its assets and liabilities in foreign currencies to meet operational and regulatory obligations.

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. The Company is subject to equity price risk primarily in securities owned and securities sold, not yet purchased, which is a consequence of proprietary, client facilitation, or market making activities. The Company attempts to limit such risks by diversifying its portfolio across many different options, futures and underlying securities and avoiding concentrations of positions based on the same underlying security.

Commodity price risk arises from the possibility that commodity prices will fluctuate affecting the value of instruments directly or indirectly linked to the price of the underlying commodity. The Company is directly exposed to commodity prices through its transactions in the metals and energy markets. The Company's exposure to commodity price risk may also be the consequence of proprietary, client facilitation, or market making activities.

Issuer default risk arises when an issuer of the collateral defaults on its obligations. This could cause collateral to be permanently impaired, causing a loss. For example, the Company enters into repurchase transactions which mature on the same date as the underlying collateral, and are accounted for as sales and purchases, in accordance with the accounting standard for transfers and servicing. In these transactions, the Company would be required to repurchase the collateral at the contracted repurchase price upon the expiration of the agreement. It there is impairment in the value of the collateral, a loss may be recognized. Additionally, for resale and repurchase transactions accounted for as sales and purchases, the Company records a forward repurchase or forward resale commitment, in accordance with the accounting standard for transfers and servicing, which is accounted for as a derivative. The value of the derivative is subject to mark to market movements which may cause volatility in the Company's financial results until maturity of the underlying collateral, and which will not be realized unless there is a default of the issuer of the underlying securities.

Also, under our repurchase agreements, including those repurchase agreements accounted for as sales, our counterparties may require us to post additional margin at any time, as a means for securing our ability to repurchase the underlying collateral during the term of the repurchase agreement. Accordingly, repurchase agreements create liquidity risk for us because if the value of

the collateral underlying the repurchase agreement decreases, whether because of market conditions or because there are issuer-specific concerns with respect to the collateral, the Company will be required to post additional margin, which the Company may not readily have. If the value of the collateral became permanently impaired (for example, if the issuer of the collateral defaults on its obligations), the Company would be required to repurchase the collateral at the contracted-for purchase price upon the expiration of the repurchase agreement, causing us to recognize a loss.

Credit Risk

Credit risk is the potential for loss related to the default or deterioration of the credit quality of a client, counterparty, or issuer of securities. Credit risk derives from assets placed with banks, broker dealers, clearing organizations and other financial institutions. Additionally, credit risk arises from repurchase and resale transactions, securities borrowed and loaned, and receivables from other brokers and dealers. The Company acts as both an agent and principal in providing execution and clearing services for listed transactions, which exposes it to credit risk.

The Company is exposed to losses when clients are not able or willing to meet their obligations to the Company and their posted margin is insufficient to satisfy the deficit.

The Company's default risks include both pre-settlement and settlement risk. Pre-settlement risk is the possibility that should a counterparty default on its obligations, the Company could incur a loss when it covers the resulting open position because the market price has moved against the Company. Settlement risk is the possibility that the Company may pay or release assets to a counterparty and fail to receive the settlement in turn. Many of these exposures are subject to netting agreements which reduce the net exposure to the Company. Limits for counterparty exposures are based on the creditworthiness of the counterparty and are subject to formal lines of approval.

For execution-only clients, the Company's principal credit risk arises from the potential failure of clients to pay commissions. The Company is also exposed to the risk that a clearing broker may refuse to accept the client's trade, which would require the Company to assume the positions and the resulting market risk. For cleared customers that transact on a margin basis, the principal credit risk arises from the Company paying variation margin to the exchanges before receiving it from customers. Most customers are required to cover initial and variation margin with cash and are required to pay any margin deficits within 24 hours.

The Company mitigates the risk on its cleared margin business by requiring the initial margin to be paid by customers as a deposit before they can commence trading. Most customers are required to cover initial and variation margins with cash. Daily and, if required, intra-day margin calls are made on clients to reflect market movements affecting client positions. The Company generally reserves the right to liquidate any customer position immediately in the event of a failure to meet a margin call.

The Company is also exposed to the risk of default by counterparties with respect to positions with counterparties. These are mainly exchanges, clearing-houses and highly rated and internationally recognized banks.

In most markets, the Company acts as an intermediary, resulting in limited market risk to the Company. The exceptions are intra-day positions in fixed income, metals and energy markets where the Company acts as principal and there may be time delays between opening and closing a position. The Company may also maintain small positions overnight in these markets.

In line with market practices, an affiliate of the Company also provides unsecured credit lines to some customers for initial and variation margin. The Company's exposure to credit risk associated with its trading and other activities is also measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors.

In the normal course of business, the Company's customer activities include the execution, settlement, and financing of various customer securities transactions that are loaned or borrowed. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company controls this risk by monitoring the market value of securities pledged, by requiring adjustments of collateral levels in the event of excess market exposure, and by establishing limits for such activities.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at March 31, 2011, at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to March 31, 2011.

Operational Risk

Operational risk is defined as the risk of loss or other adverse consequence arising from inadequate or failed internal processes, people and systems or from external events. The Company's operations are exposed to a broad number of these types of risks which could have significant impact on the Company's business.

15. Stock-Based Compensation

Certain of the Company's employees participate in MFGH Ltd.'s 2007 Long-term Incentive Plan ("LTIP"). The Company records its allocated share of MFGH Ltd.'s stock-based compensation costs. The LTIP provides for equity compensation awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, cash-based awards and other awards to eligible employees, consultants, directors and other individuals who provide services to the Company, each as determined by the MFGH Ltd.'s Compensation Committee of the Board of Directors. As of March 31, 2011, the LTIP provides for the issuance of up to 24.3 million shares to be issued.

MFGH Ltd. issued restricted stock units and stock options to certain of the Company's eligible employees under the LTIP. Generally, stock options vest in equal installments over three years and vested awards can be exercised, subject to continued employment, within seven years from the date of grant. Stock options have an exercise price equal to the price per share of common stock at the date of grant. Restricted stock units are issued at no cost to the employee and vest ratably or in full after three years, subject to continued employment or meeting certain retirement eligibility criteria.

The fair value of each share option is estimated at the date of grant using a Black-Scholes option valuation model. Due to the lack of historical data for MFGH Ltd.'s own stock, MFGH Ltd. based its expected volatility on a representative peer group that took into account the following criteria: industry, market capitalization, stage of life cycle and capital structure. The risk-free rate is

determined using the implied yield currently available on zero coupon U.S. government bonds with a term consistent with the expected term on the date of grant. MFGH Ltd. has not paid and does not expect to pay dividends on its common stock in the future; accordingly, the assumed dividend yield is zero. During the year ended March 31, 2011, no options were granted to employees of the Company.

The stock option activity for the year ended March 31, 2011 is as follows:

	Number	Weighted-Average Exercise Price (per stock)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Stock options outstanding as of April 1, 2010	1,693,666	$ 22.13	-	-
Transfers, net	(5,292)	-	-	-
Exercised	(13,523)	2.96	-	-
Forfeited and cancelled	(404,005)	26.43	-	-
Stock options outstanding as of March 31, 2011	1,270,845	21.00	4.0	$ 460,119
Stock options expected to vest as of March 31, 2011	1,253,844	21.18	3.9	432,712
Stock options exercisable at March 31, 2011	1,005,636	24.05	3.7	140,063

The restricted stock units activity for the year ended March 31, 2011, is as follows:

	Restricted Stock Units	
	Awards	Weighted-Average Grant Date Fair Value (per award)
Nonvested as of April 1, 2010	1,770,102	$ 22.74
Transfers, net	244	-
Granted	4,578,845	7.95
Exercised	(1,584,365)	24.59
Forfeited	(115,801)	7.88
Nonvested as of March 31, 2011	4,649,025	7.89
Total unrecognized compensation expense remaining	$ 26,168,335	
Weighted-average years expected to be recognized over	2.25	

MFGH Ltd. has an Employee Stock Purchase Plan ("ESPP") to provide employees with an opportunity to purchase shares from MFGH Ltd. at a discount and to pay for these purchases through payroll deductions. Participants can withhold 1-15% of their eligible compensation; however, no participant can purchase more than 500 shares or shares exceeding $8,000 in market value. As of March 31, 2011, 118,359 shares were awarded from this plan.

16. Commitments and Contingencies

The Company is currently, and in the future may be, named as a defendant in or made party to various legal actions and regulatory proceedings. Some of these matters that are currently pending are described below. Claims for significant monetary damages are often asserted in many of these matters involving legal actions, although a number of these actions seek an unspecified or indeterminate amount of damages, including punitive damages, while claims for disgorgement, penalties and other remedial sanctions may be sought by governmental or other authorities in regulatory proceedings. It is inherently difficult to predict the eventual outcomes of these matters given their complexity and the particular facts and circumstances at issue in each of them.

In view of the inherent unpredictability of outcomes in legal and regulatory matters, particularly where (1) the damages sought are unspecified or indeterminate, (2) the proceedings are in the early stages or (3) the matters involve unsettled questions of law, multiple parties or complex facts and circumstances, there is considerable uncertainty surrounding the timing or ultimate resolution of these matters, including a possible eventual loss, fine, penalty or business impact associated with each matter. In accordance with applicable accounting guidance, the Company accrues amounts for legal and regulatory matters where it believes they present loss contingencies that are both probable and reasonably estimable. In such cases, however, the Company may be exposed to losses in excess of any amounts accrued and may need to adjust the accruals from time to time to reflect developments that could affect its estimate of potential losses. Moreover, in accordance with applicable accounting guidance, if the Company does not believe that the potential loss from a particular matter is both probable and reasonably estimable, it does not make an accrual and will monitor the matter for any developments that would make the loss contingency both probable and reasonably estimable. The actual results of resolving these matters may involve losses that are substantially higher than amounts accrued (and insurance coverage, if any).

Set forth below are the potentially material litigations and regulatory proceedings related to the Company:

Unauthorized Trading Incident of February 26/27, 2008

One of the Company's brokers, Evan Dooley, trading for his own account out of a Memphis, Tennessee branch office through one of the Company's front end order entry systems, Order Express, put on a significant wheat futures position during the late evening of February 26, 2008 and early morning of February 27, 2008. The positions were liquidated at a loss of $141,045,000 on February 27, 2008. The trades were unauthorized and because the broker had no apparent means of paying for the trades, the Company, as a clearing member of the exchange, was required to pay the $141,045,000 shortfall (the "Dooley Trading Incident"). The exchange and regulators were immediately notified, the broker was promptly terminated, and a public announcement of the loss was made by the Company the next day. As a result of the Dooley Trading Incident:

Insurance Claim. The Company filed a claim under its Fidelity Bond Insurance (the "Bond"), which provides coverage for wrongful or fraudulent acts of employees, seeking indemnification for this loss. After months of investigation, the Company's Bond insurers denied payment of this claim based on certain definitions and exclusions to coverage in the Bond. They have also initiated an action against the Company in the Supreme Court of the State of New York, New York County, seeking a declaration that there is no coverage for this loss under the Bond. The Company believes the insurers' position to be in error and filed a counterclaim in order to seek to enforce its right to payment in court. The Bond insurers sought partial summary judgment, which the Court denied. The Bond insurers have filed a Notice of Appeal to the Appellate Division, First Department and also filed a motion to Renew or Reargue with the Supreme Court, challenging the portion of the decision that found that Dooley was an employee of the Company. Insurers' motion to Renew or Reargue has been denied and they have filed a Notice of Appeal on that issue as well.

Bank of Montreal ("BMO")

On August 28, 2009, BMO instituted suit against the Company and its former broker, Joseph Saab (as well as a firm named Optionable, Inc. ("Optionable") and five of its principals or employees), in the United States District Court for the Southern District of New York. In its complaint, BMO asserts various claims based upon allegations that Optionable and the Company provided BMO with price indications on natural gas option contracts that BMO allegedly believed were independent but the indications had been provided by BMO's trader, David Lee, and were passed

on to BMO, thereby enabling Lee substantially to overvalue BMO's natural gas options book. BMO further alleges that the Company and Saab aided and abetted Lee's fraud and breach of his fiduciary duties by sending price indications to BMO. There are additional separate claims against other defendants. The Complaint seeks to hold all defendants jointly and severally liable. Although the Complaint does not specify an exact damage claim, BMO claims that the cash loss resulting from Lee's fraudulent trading activity which allegedly could have been prevented had BMO received "correct pricing information", is in excess of $500,000,000. In addition, BMO claims that it would not have paid brokerage commissions to the Company (and Optionable), would not have continued Lee and his supervisor as employees at substantial salaries and bonuses, and would not have incurred substantial legal costs and expenses to deal with the overvaluation of its natural gas options book but for defendants' alleged conduct. All defendants, including the Company, made a motion to dismiss the complaint, which was denied by the court.

Amacker v. Renaissance Asset Management Fund et. al.

In December 2007, the Company, along with four other futures commission merchants ("FCMs"), was named as a defendant in an action filed in the United States District Court in Corpus Christi, Texas by 47 individuals who were investors in a commodity pool (RAM I LLC) operated by Renaissance Asset Management LLC. The complaint alleges that the Company and the other defendants violated the Commodity Exchange Act and alleges claims of negligence, common law fraud, violation of a Texas statute relating to securities fraud and breach of fiduciary duty for allegedly failing to conduct due diligence on the commodity pool operator and commodity trading advisor, having accepted executed trades directed by the commodity trading advisor, which was engaged in a fraudulent scheme with respect to the commodity pool, and having permitted the improper allocation of trades among accounts. The plaintiffs claim damages of $32,000,000, plus exemplary damages, from all defendants. All of the FCM defendants moved to dismiss the complaint for failure to state a claim upon which relief may be granted. Following an initial pre-trial conference, the court granted plaintiffs leave to file an amended complaint. On May 9, 2008, plaintiffs filed an amended complaint in which plaintiffs abandoned all claims except a claim alleging that the FCM defendants aided and abetted violations of the Commodity Exchange Act. Plaintiffs now seek $17,000,000 in claimed damages plus exemplary damages from all defendants. The Company filed a motion to dismiss the amended complaint, which was granted by the court and appealed by the plaintiffs.

Sentinel Bankruptcy

The Liquidation Trustee ("Trustee") for Sentinel Management Group, Inc. ("Sentinel") sued the Company in June 2008 on the theory that the Company's withdrawal of $50,200,000 within 90 days of the filing of Sentinel's bankruptcy petition on August 17, 2007 is a voidable preference under Section 547 of the Bankruptcy Code and, therefore, recoverable by the Trustee, along with interest and costs. The Company believes there are meritorious defenses available to it and it intends to resist the Trustee's attempt to recover those funds from the Company. In addition, to the extent the Trustee recovered any funds from the Company it would be able to assert an offsetting claim in that amount against the assets available in Sentinel's bankruptcy case.

Agape World

In May 2009, investors in a venture set up by Nicholas Cosmo sued Bank of America and MFGI, among others, in the United States District Court for the Eastern District of New York, in two separate class actions and one case brought by certain individuals, alleging that the Company, among others, aided and abetted Cosmo and related entities in a Ponzi scheme in which investors lost $400,000,000. The Company made motions to dismiss all of these cases which were granted with prejudice. The time when plaintiffs are able to appeal the dismissal will not begin to run until the action against the remaining defendants is decided.

Phidippides Capital Management/Mark Trimble

In the late spring of 2009, the Company was sued in Oklahoma State Court by customers who were substantial investors with Mark Trimble and/or Phidippides Capital Management. Plaintiffs allege that Trimble and Phidippides engaged in a Ponzi scheme and that the Company "materially aided and abetted" Trimble's and Phidippides' violations of the anti-fraud provisions of the Oklahoma securities laws. They are seeking damages in the amount of $20,000,000. The Company made a motion to dismiss which was granted by the court. Plaintiffs have appealed. The Court of Civil Appeals for the State of Oklahoma upheld the Company's dismissal. Plaintiffs have filed a petition for certiorari with the Supreme Court of Oklahoma.

Morgan Fuel/Bottini Brothers

The Company and MF Global Market Services LLC ("Market Services") were involved in litigation with the principals (the "Bottinis") of a former customer of Market Services, Morgan Fuel & Heating Co., Inc. ("Morgan Fuel"). The litigation arose out of trading losses incurred by Morgan Fuel in over-the-counter derivative swap transactions, which were unconditionally guaranteed by the Bottini principals. Market Services commenced an arbitration against the Bottinis before the FINRA to recover $8,300,000, which was the amount of the debt owed to Market Services by Morgan Fuel after the liquidation of the swap transactions. Market Services asserted a claim of breach of contract based upon the Bottinis' failure to honor the personal and unconditional guarantees they had issued for the obligations of Morgan Fuel.

Morgan Fuel commenced a separate arbitration proceeding before FINRA against the Company and Market Services seeking $14,200,000 in trading losses. Morgan Fuel sought recovery of $5,900,000 in margin payments that it allegedly made to Market Services and a declaration that it had no responsibility to pay Market Services for the remaining $8,300,000 in trading losses. The Company obtained an injunction in the New York courts to permanently stay this arbitration on the ground that there was no agreement to arbitrate. The parties resolved all claims they may have against each other through a cash payment to Market Services and a write off of part of the debt owed to Market Services. There was no financial impact to the Company.

In re: Platinum and Palladium Commodities Litigation

On August 4, 2010, the Company was added as a defendant to a consolidated class action complaint filed against Moore Capital Management and related entities in the United States District Court for the Southern District of New York which alleged claims of manipulation and aiding and abetting manipulation in violation of the Commodities Exchange Act. Specifically, the complaint alleged that, between October 25, 2007 and June 6, 2008, Moore Capital directed the Company, as its executing broker, to enter "large" market on close orders (at or near the time of the close) for platinum and palladium futures contracts, which allegedly caused artificially inflated prices. On August 10, 2010, the Company was added as a defendant to a related class action complaint filed against the Moore-related entities on behalf of a class of plaintiffs who traded the physical platinum and palladium commodities in the relevant time frame, which alleges price fixing under the Sherman Act and violations of the civil Racketeer Influenced and Corrupt Organizations Act. On September 30, 2010 plaintiffs filed an amended consolidated class action complaint that includes all of the allegations and claims identified above on behalf of subclasses of traders of futures contracts of platinum and palladium and physical platinum and palladium. A motion to dismiss was heard on February 4, 2011. Plaintiffs' claimed damages have not been quantified.

Marion Hecht as Receiver for Joseph Forte, L.P.

On December 21, 2010, Marion Hecht, as Receiver for Joseph Forte, L.P. (the "Partnership"), filed a complaint against the Company in the United States District Court for the Eastern District of

Pennsylvania that alleges one claim of negligence. Specifically, the complaint alleges that the Partnership had a trading account with the Company and that the Company violated its duties imposed by state law and under the Commodity Exchange Act by failing to recognize that the Partnership was not properly registered with the CFTC or the National Futures Association, or take reasonable action in response to a false claimed exemption, failing to require the Partnership to provide financial reports or other financial records, failing to make sufficient inquiries or take action regarding the registration when discrepancies in Partnership documents existed, failing to reasonably recognize or to take action upon the unusual activity in the Partnership account and that the Company's conduct enabled the Partnership to operate a Ponzi scheme and cause damage to the investors. The Receiver claims the Company caused losses in excess of $10,000,000.

In re: Agape World Inc. Bankruptcy

On January 28, 2011, Kenneth Silverman as Chapter 7 Trustee of Agape World, Inc. (a substantively consolidated bankruptcy estate of various Agape entities, collectively, "Agape") filed a complaint against the Company in the United States Bankruptcy Court, Eastern District of New York seeking to recover the transfers made by Agape to the Company totaling $27,100,000 plus any fees earned in connection with the trades. Specifically, the Trustee alleges that the transfers and the fees received by the Company are recoverable as fraudulent conveyances because the Company allegedly received these funds not in good faith. The basis for the alleged bad faith is that the Company failed to conduct sufficient diligence when opening the account, failed to respond to red flags about how account principal Nicholas Cosmo was using Agape's funds and failed to provide proper oversight and monitoring which, if conducted, would have caused termination of the accounts and trading, and prevented losses to the investors.

German Introducing-Broker Litigation

In recent years, two of MFGH Ltd.'s subsidiaries ("the subsidiaries"), one of which is MFGI, have been named as defendants in numerous lawsuits filed in German federal courts by plaintiffs who had accounts introduced by German introducing brokers. Plaintiffs allege that the introducing brokers had contractual relationships with the two subsidiaries, and executed equity options and other derivatives transactions for them through the subsidiaries, and that the subsidiaries should be liable for certain alleged tortious acts of both the introducing brokers and the subsidiaries. Plaintiffs seek to recover investment losses, statutory interest, attorney's fees and costs. The subsidiaries have not conducted retail business through German introducing firms since 2006. None of the damages claimed by any individual claimant is material, and to date many of the claims have been settled or adjudicated without significant impact to MFGI, however, the number of these lawsuits has increased in the past year. In addition, in 2010, the German Supreme Court ruled in favor of plaintiffs in a similar case against another firm and since that time the trend in cases involving the subsidiaries has increasingly been to find foreign clearing brokers liable for the alleged tortious conduct of local introducing brokers.

Other

In addition to the matters discussed above, from time to time the Company is party to litigation and regulatory proceedings that arise in the ordinary course of its business. Aside from those matters discussed above, the Company does not believe that it is party to any pending or threatened litigation or regulatory proceedings that, individually or in the aggregate, would in the opinion of management have a material adverse effect on the Company's business, results of operations, financial condition or cash flows.In addition to the matters described above, the Company currently is, and in the future may be, named as a defendant or otherwise made party to various legal actions and regulatory matters that arise in the ordinary course of the Company's business. Aside from the matters described above, the Company does not believe, on the basis of management's

current knowledge and assessments, that it is party to any pending or threatened legal or regulatory matters that, either individually or in the aggregate, after giving effect to applicable accruals and any insurance coverage, will have a material adverse effect on the Company's consolidated financial condition, operating results or cash flows.

At March 31, 2011, customers' letters of credit amounting to $447,075,000 have been deposited for margin requirements with clearing organizations.

The Company guarantees certain third-party loans to lenders on behalf of professional traders on a collateralized basis. Guarantees at March 31, 2011 amount to $3,734,700 and the market value of the collateral, consisting of exchange memberships, is $13,045,200.

17. Subsequent Events

In accordance with ASC 855-10, the Company has evaluated the events and transactions that have occurred through May 26, 2011, the date this report was issued. In April 2011, the Company borrowed an additional $30,000,000 from its revolving subordinated loan agreement with MFG Finance.